UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sixth Street Lending Partners

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS Arizona PSPRS Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,675,739
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,675,739
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Item 1(a).	Name of Issuer

Sixth Street Lending Partners (the “Issuer”)

Item	1(b). Address of Issuer’s Principal Executive Office

2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201

Item 2(a).

(a)	Name of Person Filing: Arizona PSPRS Trust (“Arizona PSPRS”)

(b)	Address of Principal Business Office or, if None, Residence: 3010 E. Camelback Road, Suite 200 Phoenix, Arizona 85016

(c)	Citizenship:	Arizona, USA

(d)	Title and Class of Securities: Common shares of beneficial interest, par value $0.001 per share (the “Common Shares”)

(e)	CUSIP No.: N/A

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

Calculation of the percentage of Common Shares beneficially owned is based on 65,478,775 Common Shares outstanding as of December 31, 2023, based on information provided by the Issuer.

Sixth Street Palo Verde Feeder, L.P. (the “Feeder”) directly holds 2,675,739 Common Shares. Arizona PSPRS has the sole power to vote and dispose of the Common Shares held directly by the Feeder and as such may be deemed to be the beneficial owner of the Common Shares held directly by the Feeder. Arizona PSPRS is a public pension trust governed by a nine-member Board of Trustees.

(b) Percent of class:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See the cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See the cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See the cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See the cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

The Reporting Person hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

ARIZONA PSPRS TRUST

By:	/s/ James Ko
Name:	James Ko, Deputy Chief Investment Officer